

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Via E-Mail
Robert Mandell, Esq.
Sidley Austin LLP
787 7th Ave
New York, New York 10019

> **Re:** **Maiden Holdings, Ltd.**
> **Amended Schedule TO-I**
> **Filed November 20, 2020**
> **SEC File No. 005-84099**

Dear Mr. Mandell:

We have reviewed your filing and have the following comments.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1. Please provide us your detailed legal analysis supporting your apparent conclusion that Rule 13e-3 does not apply to these tender offers.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions